Exhibit (a)(1)(B)
MKS INSTRUMENTS, INC.
FORM OF E-MAIL TO ELIGIBLE EMPLOYEES REGARDING THE EXCHANGE OFFER
Participate in your company’s
stock option exchange program
Dear [[FIRST:REQUIRED,CONVERT_CASE(“FIRSTNAME”)]] [[LAST:
REQUIRED,CONVERT_CASE(“LASTNAME”)]],
We are pleased to offer you the opportunity to participate in the MKS Instruments, Inc. Stock Option Exchange Program.
Through this special program, you will have the opportunity to exchange some of your existing MKS stock options for MKS restricted stock units. You have been identified as having received a stock option grant with an exercise price greater than $23.35 per share. As a result, you are eligible to participate in this option exchange program, subject to your being an eligible employee, as discussed in the offer materials.
The MKS exchange program will allow you to exchange these options for a lesser number of restricted stock units, pursuant to calculations as described in the offer materials available on the option exchange website.
To participate or learn more about the program, please click on https://mks.optionelection.com. For U.S. employees, your user name is the last four digits of your social security number. For employees outside the U.S., your user name is the last four digits of your employee ID number. Your initial password is the first four letters of your last name, all uppercase, excluding spaces or characters.
You have until August 28, 2009, to decide whether you would like to participate, unless MKS extends the exchange offer.
If you have questions, please call a Fidelity Stock Plan Services Representative at the following number:
•	In the United State: 1-800-544-9354 between the hours of 5 p.m. Sunday and midnight Friday, Eastern time, excluding holidays of the New York Stock Exchange.

•	Outside the United States: 1-800-544-0275 between the hours of 8 a.m. and 8 p.m., local time, Monday through Friday, excluding holidays of the New York Stock Exchange. For additional information on dialing from outside the U.S., refer to your country access details contained in the web link above.
Thank you for your contributions to the success of MKS.
Sincerely,
Leo Berlinghieri,
Chief Executive Officer and President
Stock plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services, LLC.

MKS Instruments, Inc. and Fidelity Investments are not affiliated.